FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
604-562-9664
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _______     Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

New Found Announces the Continuation of Environmental Baseline and Pre-Development Studies

VANCOUVER, British Columbia--(BUSINESS WIRE)--January 9, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the continuation of its environmental baseline studies and advancement on pre-development evaluations at its 100% owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland and Labrador.

Highlights

  Environmental baseline studies are entering their third year and will ensure that New Found is in a favourable position to support future regulatory mine permitting requirements. Ongoing environmental baseline studies include surface water and sediment sampling, hydrology, vegetation, wetlands, bird, wildlife, and aquatic assessments.
  The Company has retained metallurgist Gary Simmons as an independent consultant to design and oversee a comprehensive metallurgical test work program at the Queensway Project with the objective to understand potential process design and gold recoveries from the various mineralized zones. Mr. Simmons is an internationally recognized metallurgist who previously served as Director of Metallurgy and Technology of Newmont Mining Corporation, where he managed the corporate metallurgical laboratory and R&D staff responsible for global Newmont process development and engineering design projects.
  New Found will also be initiating a number of pre-development studies including geotechnical and geochemical characterization of host rock, as well as assessment of potential project development scenarios.
  In addition, New Found is continuing engagement with stakeholders, regulators, and our local communities.

Ron Hampton, Chief Development Officer for New Found stated: “We are pleased with the progress to date on our environmental baseline work at the Queensway Project and excited to be progressing pre-development study work including metallurgical testing, host rock characterization geochemistry, and geotechnical investigations. By being proactive at this early stage of project development, we are confident we will be well placed to accelerate future project design and regulatory permitting.”

Gary Simmons Biography

Gary Simmons has over 40 years of experience with internationally recognized mining companies in the areas of project management, process development, operations, design engineering, R&D, and corporate due diligence activities. Gary's previous roles have included: Mill Superintendent for The New Jersey Zinc Company and Noranda Mining Company; Director of Metallurgy for Meridian Minerals Company and Santa Fe Pacific Gold Corp.; and Director of Metallurgy and Technology for Newmont Mining Corporation, where he managed Newmont's corporate metallurgical laboratory and R&D staff and a staff of Process Managers (engineers) responsible for global Newmont process development and engineering design projects. Upon retirement from Newmont, Gary has continued as an independent consultant on multiple North American and international mining operations and development projects, providing operations technical consulting guidance and managing metallurgical testing and process design activities.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated January 9, 2023, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project which comprises a 1,650km2 area located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $90 million as of January 2023.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," “interpreted,” "intends," "estimates," "projects," "aims," “suggests,” “often,” “target,” “future,” “likely,” “pending,” "potential," "goal," "objective," "prospective," “possibly,” “preliminary”, and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: "Collin Kettell"
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: January 9, 2023	By:	/s/ Collin Kettell
Chief Executive Officer